

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Mail Stop 4720

March 24, 2010

By U.S. Mail and Facsimile to: (407) 843-2448

Robert Rothman
Chief Executive Officer
Florida Bank Group, Inc.
201 N. Franklin Street, Suite 2800
Tampa, FL 33602

>   **Re: Florida Bank Group, Inc.**
>   **Amendment No. 3 to Form 10-12G**
>   **Filed March 11, 2010**
>   **File No. 000-53813**

Dear Mr. Rothman:

        We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 3 to Form 10-12G

Allowance and Provision for Loan Losses, page 27

1.   We note your revised disclosure and response to comment 2 in your letter dated March 11, 2010. Please revise your filing to include the information included in the first paragraph of your response that starts, "In some instances certain loans…" through the end of the paragraph. In your disclosure, more clearly identify the facts and circumstances when your historical loss factors are significantly adjusted by your loss adjustment factors.

2. We note your revised disclosure and response to comment 3 in your letter dated March 11, 2010.

    a. Please revise to disclose the information included in the bullet points on top of page 4.

    b. Please revise to disclose the information in paragraph c. on page 4 that starts, "For the periods ending December 31, 2008 …" through the end of the paragraph.

    c. Please revise your disclosure included in the last paragraph of page 9 to clarify whether you use the fair value of collateral to value loans that are <u>not</u> collateral dependent. If you do, please tell us how your policy is consistent with paragraph 13 of SFAS 114.

    d. Please revise to disclose the information in the last paragraph on page 10 starting with, "during the period from September 30, 2009 to December 31, 2009 …" through the end of the paragraph.

3. We note your revised disclosure and response to comment 4 in your letter dated March 11, 2010.

    a. Please revise to clarify if the supplemental information provided by credit officers is used to adjust the value of collateral in the measurement of impairment, how frequently supplemental information is used and if the supplemental information is reviewed and approved by a person other than the credit officer.

    b. Please revise to clarify in what circumstances you use "as stabalized" appraisals when measuring impairment.

<u>Interim Financial Statements</u>

<u>Note (2) Securities Available for Sale, page F-50</u>

4. We note your revised disclosure and response to comment 8 in your letter dated March 11, 2010. As requested in our prior comment, please revise to disclose the range of significant inputs (expected losses, etc.) for your mortgage-backed and asset-backed securities with significant unrealized losses greater than 12 months.

5.   We note your response to comment 8 in your letter dated February 9, 2010 regarding your other than temporary impairments recorded in 2008 and 2009 and your lack of cumulative effect adjustment upon the adoption of FSP 115-2 on April 1, 2009. Please provide us additional information to clarify how you determined the other than temporary impairments recorded in 2008 and 2009 were in accordance with the accounting guidance applicable at the time and how you determined that you did not have a cumulative effect adjustment upon your adoption of FSP 115-2 at April 1, 2009. If you believe you had an error and you believe the effect of correcting this error is immaterial to prior periods, please provide us a materiality analysis that clearly explains the facts and circumstances regarding the error, clearly states that you had an error and explicitly states that your auditors and audit committee agree with your conclusion that the error is immaterial.

Closing Comments

        As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Michael Volley at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or Michael Clampitt at (202) 551-3434 with any other questions.

                                                Sincerely,

                                                Kevin W. Vaughn
                                                Accounting Branch Chief